DM

18005783

SEC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAINFIRST SECURITIES US INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Kennedyallee 76
(No. and Street)

Frankfurt	Germany	D-60596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bjoern Kirchner, T +49 69 78808 222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GK

yw

OATH OR AFFIRMATION

I, Hans-Peter Gruenig and Bjoern Kirchner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAINFIRST SECURITIES US INC., as of December, 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ENRICO G. ARTEFICIO
Notary Public, State of New York
No. 31-4978861
Qualified in New York County
Commission Expires March 11, 2019

Notary Public

Signature

Hans-Peter Gruenig (CEO) Bjoern Kirchner (FinOp)

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

No. 48 of the document roll for 2018

I hereby certify the foregoing signature of

Mr Björn Herbert Lutz Kirchner, born on April 5, 1966, with his business address: MAINFIRST SECURITIES US INC., Kennedyallee 76, 60596 Frankfurt, identified by his valid German Identity Card,

who has signed the document before me.

The Notary asked about a prior involvement in the meaning of Section 3 para. 1 no. 7 Notarization Act (Beurkundungsgesetz) and obtained a reply in the negative.

Frankfurt/Main, February 7, 2018

Dr. Thomas Wernicke
Notary

APOSTILLE

(Convention de la Haye du 5 octobre 1961)

1. Land: Bundesrepublik Deutschland
   Diese öffentliche Urkunde
2. ist unterschrieben von Dr. Thomas Wernicke
3. in seiner Eigenschaft als amtlich bestellter Notar
4. sie ist versehen mit dem Siegel/Stempel des(der) Notars

Bestätigt

5. in Frankfurt/Main **6. am 08.02.18**
7. durch den Herrn Präsidenten des Landgerichts
8. unter Nr. 91 Ea A 1409
9. Siegel/Stempel **10. Unterschrift**

i.A. Distler

MAZARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Main*First* Securities US Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Main*First* Securities US Inc. (a wholly-owned subsidiary of Main*First* Holding AG), (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2010.

New York, New York
February 22, 2018

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAINFIRST SECURITIES US INC.
(A Wholly-Owned Subsidiary of MAINFIRST HOLDING AG)
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 3.288.307
Fee receivables	82.184
Furniture and equipment	
(net of accumulated depreciation of $238,289)	76.715
Prepaid income taxes	136.425
Prepaid expenses	36.590
Rent deposit	125.709
Deferred tax asset, net	2.000
Total assets	$ 3.747.930
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 486.395
Accrued discretionary bonuses	504.530
Total liabilities	990.925
Stockholder's equity	
Common stock, no par value; 200 shares authorized, issued and outstanding	-
Additional paid-in capital	2.200.000
Retained earnings	557.005
Total stockholder's equity	2.757.005
Total liabilities and stockholder's equity	$ 3.747.930

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

MAINFIRST SECURITIES US INC. ("the Company") is a foreign-owned broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is organized under the laws of the State of New York. MAINFIRST SECURITIES US INC. is a wholly-owned subsidiary of MAINFIRST HOLDING AG, Zurich.

The Company generates commission by acting as an introducing broker-dealer effecting equity sale of foreign securities and providing related brokerage services to institutional clients in the United States. Such equity sales and related services will be initiated as a result of the distribution of research reports on European equity securities by a foreign affiliate MAINFIRST BANK AG, Frankfurt am Main. The Company does not act as a market maker, nor does it engage in proprietary trading.

All foreign equity trades are cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its execution partner, MAINFIRST BANK AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. MAINFIRST BANK AG acts as counterparty on all client equity trades and enters into offsetting equity trades with market counterparties (on European markets, central counterparties or other brokers).

The Company has Offices of Supervisory Jurisdiction (OSJ´s) in Frankfurt am Main and New York with regulatory branch offices in London and Zurich.

2. Summary of Significant Accounting Policies

Basis of Preparation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and prevailing industry practice.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates. Such estimates include the allowance for doubtful accounts, compensation accruals and estimated contingency reserves.

No allowance for doubtful accounts was required as of December 31, 2017.

Foreign Currency Translation

The U.S. dollar ($) is the functional currency of the Company. Assets and liabilities denominated in foreign currencies are translated at December 31, 2017 exchange rates, whereas the statement of operations accounts are translated at average rates of exchange for the year. Gains and losses resulting from foreign currency translation are included in net income.

Revenues and Expenses

Commissions and related expenses are recorded on a trade date basis as securities transactions occur. Revenue from research services is recognized when realizable and services have been performed.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment, and eight years for furniture and fixtures.

Income Taxes
The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Cash and Cash Equivalents
The Company considers investments with original maturities of less than three months, when acquired, to be cash equivalents.

3. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2017:

Furniture	$	147,645
Computer and telephone equipment		167,359
Total		315,004
Less accumulated depreciation		238,289
Net	$	76,715

4. Income Taxes

The Company is subject to taxation in the United States, New York state and local jurisdiction.

As of December 31, 2017, the major sources of temporary differences and their deferred income tax effects are as follows:

Deferred tax assets/(liabilities)		
Furniture and equipment	$	(26,000)
Amortization		10,000
Other		18,000
Deferred tax assets, net	$	2,000

On December 22, 2017, the Tax Cuts and Jobs Act was enacted, reducing the federal corporate tax rate from 35% to 21%. Accordingly, the impact of the change in the tax rate on deferred tax assets and liabilities is recognized in the period of enactment.

The Company has adopted the authoritative guidance under ASC No. 740 “Income Taxes” relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2017, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. federal, state, and local tax examinations for years before 2014.

5. Retirement Plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of 21 and who have completed 30 days of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested. For the year ended December 31, 2017, the amount of the Company's contribution was $50,548.

6. Commitments

At December 31, 2017, the Company was obligated under an operating lease agreement relating to property used for office space. The lease agreement will expire on February 21, 2025.

The future minimum lease payments are as follows:

2018	$	269,013
2019		283,001
2020		294,740
2021		300,388
2022		306,149
Thereafter		763,601
	$	2,216,892

The lease agreement contains provisions for future rent increases, rent free periods, or periods in which rent payments are reduced (abated). The total amount of rental payments due over the lease term is being charged to rent expense on a straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation", which is included in "Other liabilities" in the accompanying Statement of financial condition.

7. Risk Management

Credit Risk

All foreign equity trades are cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its execution and clearing partner, MAINFIRST BANK AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. MAINFIRST BANK AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (on European markets, usually central counterparties or other brokers). In the event that customers of the Company fail to perform their obligations with respect to the trade, such obligations under the SEC financial responsibility rules are the responsibility of the Company.

8. Related Party Transactions

Under the Service Level Agreement and the Expense Sharing Agreement with MAINFIRST BANK AG, the Company receives a commission allocation from MAINFIRST BANK AG consisting of introducing brokerage fees and other income and is allocated expenses for research, sales, execution and administrative services.

As of December 31, 2017, receivables of $23,475 against MAINFIRST BANK AG are included in fee receivables and liabilities of $155,221 against MAINFIRST BANK AG are included in accrued expenses and other liabilities in the statement of financial condition.

The Company does not grant loans to any officer or employee of the Company.

9. Recently Issued Accounting Pronouncements

Beginning January 1, 2018, the Accounting Standards Codification (ASC) 606, Revenues from Contracts with Customers, has been applied. There were no adjustments required related to adopting of ASC 606.

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. For purposes of the Net Capital Rule, the Company is regarded as the clearing firm, as MAINFIRST BANK AG respectively its European clearing and settlement partners are not US registered firms. Accordingly, the Company has a minimum net capital requirement under SEC Rule 15c3-1 of the greater of $250,000 or 6.67% of aggregate indebtedness (equals 15 to 1 aggregate indebtedness to net capital).

At December 31, 2017, the Company had net capital of $2,569,828 which was $2,269,828 in excess of its required net capital of $250,000. At December 31, 2017, the Company had aggregate indebtedness of $718,479. The ratio of aggregate indebtedness to net capital was 0.28 to 1.